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                              [NUVEEN LETTERHEAD]


                                             June 10, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20547

Re:  Nuveen Investment Trust ("Registrant")
     Application for Withdrawal of Post-Effective Amendment
     ------------------------------------------------------

To the Commission:

     Pursuant to Rule 477(a) under the Securities Act of 1933, Registrant requests the withdrawal of Post-Effective Amendment No. 11 to its registration statement on Form N-1A (File Nos. 333-03715 and 811-07619). Post-Effective Amendment No. 11 was filed with the Securities and Exchange Commission via EDGAR on May 29, 1998 as form type 485BPOS (Accession No. 0000950131-98-003599), and was intended to become effective concurrently with Post-Effective Amendment No. 9, which was filed pursuant to Rule 485(a) under the Securities Act of 1933. Registrant was advised by the SEC staff that the facing page to Post-Effective Amendment No. 11 designated an incorrect effective date and, accordingly, in substitution for Post-Effective Amendment No. 11, a Post-Effective Amendment No. 12 was filed on June 1, 1998, to go effective immediately upon filing pursuant to Rule 485(b), to correct the date designated on the facing page.

     Pursuant to the requirements of Rule 478 under the Securities Act of 1933, this application for the withdrawal of Post-Effective Amendment No. 11 has been signed by the Vice President and Secretary of the Registrant as agent for service named in Registrant's registration statement this 10th day of June, 1998.

                                    Very truly yours,

                                    /s/ Gifford R. Zimmerman
                                    ------------------------
                                    Gifford R. Zimmerman
                                    Vice President and Secretary

GRZ/cs
cc:  Richard Pfordte
     Alan G. Berkshire
     Cathy G. O'Kelly
     Christine A. Scheel